SUNRISE SECURITIES CORP.
                              641 Lexington Avenue
                                   25th Floor
                            New York, New York 10022

                                                                    July 8, 2005

VIA TELECOPY (202) 772-9206

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450  5th Street, N. W.
Washington, D. C. 20549

Attention:  John Zitko

            RE: Fortress America Acquisition Corporation (the "Company") Registration Statement on Form S-1 originally filed March 23, 2005 (File No. 333-123504) (the "Registration Statement")


Dear Mr. Zitko:

            In accordance with the provisions of Rule 460 under the Securities Act of 1933, as amended, the undersigned, as Underwriter of the proposed offering of securities of Fortress America Acquisition Corporation, hereby advises that:

1. Copies of the Preliminary Prospectus, dated April 8, 2005, were distributed on or about April 23, 2005, as follows:

                  50 to individual investors;

                  700 to NASD members (which included 1 prospective underwriters and selected dealers); and

                  200 to institutions.

2. Copies of the Preliminary Prospectus, dated July 5, 2005, were distributed on or about July 6, 2005, as follows:

                  50 to individual investors;

                  700 to NASD members (which included _1_ prospective underwriters and selected dealers); and

                  200 to institutions.

                  The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated July 5, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

                                                Very truly yours,

                                                SUNRISE SECURITIES CORP.


                                                By: /s/ Marcia Kucher
                                                    -----------------------
                                                    Marcia Kucher
                                                    Chief Financial Officer


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